80 2/18/04

[redacted]

SECURITI 04001979 MISSION

VF 2-11-04 RR

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SEC FILE NUMBER
8- 15229

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V. J. SHAH & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 FANEUIL HALL
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

FEB 05 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIJAY SHAH 617-723-3350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUMANN & BAUMANN CPAS
(Name – *if individual, state last, first, middle name*)

873 WORCESTER STREET	WELLESLEY	MA	02482
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VIJAY SHAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V. J. SHAH & CO., INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 12/15/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

V. J. SHAH & CO., INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEARS ENDED DECEMBER 31, 2003 & 2002
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

V. J. SHAH & CO., INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEARS ENDED DECEMBER 31, 2003 & 2002

BAUMANN & BAUMANN CPAs
873 Worcester Street
Wellesley, Massachusetts 02482
(781) 239-0190

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
V. J. Shah & Co., Inc.

We have audited the accompanying statements of financial condition of V. J. Shah & Co., Inc. as of December 31, 2003 and 2002, and the related statements of operations and retained earnings, and cash flows – direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V. J. Shah & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Baumann & Baumann CPAs

Wellesley, Massachusetts
January 8, 2004

V. J. SHAH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 & 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 36,642	$ 57,857
Investments, marketable securities	503,479	318,859
Prepaid expenses	8,307	11,860
Commissions receivable	5,814	5,880
Warrants	3,300	3,300
TOTAL CURRENT ASSETS	557,542	397,756
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization of $69,667 in 2003 and $51,328 in 2002	40,662	59,001
OTHER ASSETS		
Cash surrender value of life insurance	146,279	140,229
TOTAL ASSETS	$ 744,483	$ 596,986

The accompanying notes are an integral part of these financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 & 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 6,297	$ 7,257
LONG-TERM LIABILITIES		
Deferred taxes	-	-
TOTAL LIABILITIES	6,297	7,257
STOCKHOLDERS' EQUITY		
Common stock, Class A voting	1,000	1,000
Common stock, Class B non-voting	4,900	4,900
Preferred stock, 5% non-cumulative	24,000	24,000
Additional paid-in capital	8,319	8,319
Retained earnings	756,924	608,467
	795,143	646,686
Less treasury stock, 20,301 shares in 2003 and 2002, at cost	(56,957)	(56,957)
TOTAL STOCKHOLDERS' EQUITY	738,186	589,729
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 744,483	$ 596,986

The accompanying notes are an integral part of these financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2003 & 2002

	2003	2002
INCOME		
Commission, trading and service revenues	$ 125,064	$ 110,329
Increase in cash surrender value of life insurance	6,050	6,288
Dividend and interest income	6,225	4,399
Net realized and unrealized gains and losses from investment activities	170,529	(81,969)
TOTAL INCOME	307,868	39,047
OPERATING EXPENSES		
General and administrative expenses	139,197	141,264
Depreciation and amortization	18,339	18,352
TOTAL OPERATING EXPENSES	157,536	159,616
NET INCOME (LOSS) BEFORE (PROVISION FOR) BENEFIT FROM INCOME TAXES	150,332	(120,569)
(PROVISION FOR) BENEFIT FROM INCOME TAXES	(1,875)	16,682
NET INCOME (LOSS)	148,457	(103,887)
RETAINED EARNINGS AT BEGINNING OF YEAR	608,467	712,354
RETAINED EARNINGS AT END OF YEAR	$ 756,924	$ 608,467

The accompanying notes are an integral part of these financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF CASH FLOWS – DIRECT METHOD

YEARS ENDED DECEMBER 31, 2003 & 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 125,130	$ 114,917
Cash paid to suppliers and employees	(135,665)	(144,239)
Dividends and interests received	6,225	4,399
Income tax refund	555	10,989
Income taxes paid	(3,369)	(4,761)
NET CASH (USED IN) OPERATING ACTIVITIES	(7,124)	(18,695)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(365,592)	(94,935)
Proceeds from sale of investments	351,501	88,595
NET CASH (USED IN) INVESTING ACTIVITIES	(14,091)	(6,340)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,215)	(25,035)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	57,857	82,892
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 36,642	$ 57,857

The accompanying notes are an integral part of these financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF CASH FLOWS – DIRECT METHOD

YEARS ENDED DECEMBER 31, 2003 & 2002

	2003	2002
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH (USED IN) OPERATING ACTIVITIES:		
Net income (loss)	$ 148,457	($103,887)
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:		
Net realized and unrealized (gain) loss from investment activities	(170,529)	81,969
Depreciation and amortization	18,339	18,352
Decrease in prepaid expenses	3,553	1,345
(Increase) in cash surrender value of life insurance	(6,050)	(6,288)
Decrease in commissions receivable	66	4,588
(Decrease) in accounts payable and accrued expenses	(960)	(2,622)
(Decrease) in deferred taxes	-	(12,152)
TOTAL ADJUSTMENTS	(155,581)	85,192
NET CASH (USED IN) OPERATING ACTIVITIES	($ 7,124)	($ 18,695)

SUPPLEMENTAL DISCLOSURE

No interest was paid or capitalized, and there were no noncash investing or financing activities for the years ended December 31, 2003, and 2002, respectively.

V. J. SHAH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

(1) SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

V. J. Shah & Co., Inc. (A Massachusetts Corporation) was organized in 1969 as a broker/dealer of investment securities for customers located in New England. The Company is a registered member of the Securities and Exchange Commission and the National Association of Securities Dealers.

Marketable Securities

The Company's marketable securities, which consist entirely of equity securities, have been categorized trade securities and, as a result, are stated at fair value. Unrealized holding gains and losses are included as a component of earnings. The basis for which the Company computes cost in determining realized gains and losses is specific identification.

Property and Equipment

Property and Equipment are stated at cost. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation and amortization are computed using straight-line and accelerated methods.

Income taxes

Income tax expense includes Federal and State taxes currently payable and, when material, deferred taxes arising from temporary differences between incomes from financial reporting and tax purposes. These differences when material could result principally from recognition of unrealized gains and losses for financial reporting purposes.

Cash and Cash Equivalents

Excess funds are invested in a daily money market fund. This investment is considered to be a cash equivalent. At December 31, 2003 and 2002 the daily money market fund balance was $7,519 and $33,357, respectively. During the course of the normal business cycle, the Company at times maintains on deposit cash balances in excess of insured limits, and no losses have been realized as a result. The Company considers temporary cash investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $104 and $161 for the calendar years 2003 and 2002, respectively.

(1) SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable and Allowance for Doubtful Accounts

Commissions receivable and other receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

The Company's policy is to evaluate all receivables, principally from commissions, for collectibility on a monthly basis, after considering factors such as customer credit-worthiness and past transaction history. Based on management's assessment, the Company provides for estimated uncollected amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to commissions receivable. There were no material allowances considered necessary as of December 31, 2003 and 2002 and there were no write-offs for the respective years ended.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company concentrations of credit risk consist principally of commission receivables. Concentrations of credit risk with respect to commission receivables are limited due to the large number of companies comprising the Company's reference base. As of December 31, 2003, the Company had no significant concentrations of credit risk.

(2) INVESTMENTS

Marketable securities for investment purposes are shown on the December 31 balance sheets at market value as follows:

	2003	2002
Aggregate cost	$ 600,912	$ 569,255
Gross unrealized gain	51,727	71,447
Gross unrealized loss	(149,160)	(321,843)
Market value	$ 503,479	$ 318,859
Net unrealized gains (losses) recorded as income	$ 152,963	($ 61,048)
Net realized gains (losses) from sale of marketable securities	17,566	(20,921)
Total realized and unrealized gains and losses from Investment activities	$ 170,529	($ 81,969)
Gross proceeds from sale of securities	$ 351,501	$ 88,595

At December 31, 2003 and 2002, respectively, no government obligations were held.

(3) OUTSTANDING WARRANTS

At December 31, 2003, the Company had outstanding warrants to purchase 900 shares of the NASDAQ Stock Market, Inc., at prices ranging from $14 to $16 per share. The warrants became exercisable beginning on June 28, 2002 and expire at various dates through June 28, 2005.

V. J. SHAH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following categories, along with their respective estimated useful lives used for computing depreciation and amortization:

Assets	2003	2002	Estimated Useful Lives
Furniture and fixtures	$ 43,576	$ 43,576	5 – 7 Years
Office equipment	29,008	29,008	5 Years
Leasehold improvements	3,190	3,190	7 Years
Auto equipment	34,555	34,555	5 Years
Total Property and Equipment	110,329	110,329	
Less accumulated depreciation and amortization	(69,667)	(51,328)	
Total Property and Equipment, net	$ 40,662	$ 59,001	

(5) INCOME TAXES

The deferred tax amount consists of the following as of December 31 2003 and 2002:

	2003		2002	
	Current	Non-current	Current	Non-current
Deferred tax assets	$ 37,587	$ -	$ 73,689	$ -
Deferred tax liabilities	-	1,779	-	3,263
Less valuation allowance	(37,587)	(1,779)	(73,689)	(3,263)
Deferred tax liabilities, net	$ -	$ -	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax amounts included in the accompanying balance sheets primarily consist of future tax benefits and liabilities attributable to unused net operating losses, unused capital losses, and unrealized losses on investments (deferred assets) and depreciation relating to property and equipment (deferred liability). At December 31, 2002, the Company has available unused net operating losses and capital loss carryforwards that may be applied against future taxable income amounting to $62,102 and $3,355, respectively. The net operating loss carryforwards, if not utilized, will begin to expire in 2021.

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. The Company provided for a full valuation allowance because management believes it is more likely than not that the Company's net deferred tax assets will not be fully realizable. For the year ended December 31, 2003, the valuation allowance decreased $36,102.

The Company's effective tax rate lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of net unrealized appreciation on securities included for financial statement purposes but not for tax purposes, operating loss carryforwards and capital loss carryforwards.

V. J. SHAH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

(5) INCOME TAXES, CONTINUED

Components of the (provision for) benefit from income taxes for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Current		
Federal	$ -	$ 6,229
State	(1,875)	(1,699)
Deferred		
Federal	-	12,152
State	-	-
Subtotal deferred provision	-	12,152
(Provision for) benefit from income taxes	($ 1,875)	$ 16,682

(6) LEASE OBLIGATION

The Company leases its office under a lease expiring on May 31, 2004. Rent expenses totaled $23,386 and $28,231 for the years ended December 31, 2003 and 2002, respectively. For the year ended December 31, 2003, rent expenses consisted of minimum rents of $21,486, and $1,900 of property taxes and other CAM charges due under the lease.

Future minimum rental payments for the five years ending December 31, 2008 are as follows:

2004	$ 10,391
2005	-
2006	-
2007	-
2008	-
Total minimum future rental payments	$ 10,391

(7) CAPITAL STRUCTURE

	2003	2002
Common stock, Class A voting, $0.10 par value: Authorized and issued 10,000 shares, outstanding 9,699 shares in 2003 and 2002	$ 1,000	$ 1,000
Common stock, Class B non-voting, $0.10 par value Authorized 100,000 shares, issued 49,000 shares, outstanding 29,000 shares in 2003 and 2002	$ 4,900	$ 4,900
Preferred stock, 5% non-cumulative, $100.00 par value: Authorized, issued and outstanding 240 shares.	$24,000	$24,000
Treasury stock is recorded at cost. Total number of shares 20,301 in 2003 and 2002	$56,957	$56,957

V. J. SHAH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

(8) REGULATORY REQUIREMENTS

Pursuant to net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital of $609,795 and $467,071 at December 31, 2003 and 2002, respectively. The minimum net capital requirement is $250,000.

(9) RECLASSIFICATIONS

Certain amounts in the prior periods presented have been reclassified to conform to the financial statement presentation for the year December 31, 2003. These reclassifications have no effect on previously reported net loss.

OTHER FINANCIAL INFORMATION

BAUMANN & BAUMANN CPAs
873 Worcester Street
Wellesley, Massachusetts 02482
(781) 239-0190

INDEPENDENT AUDITORS' REPORT ON OTHER FINANCIAL INFORMATION

To the Board of Directors and Shareholders of
V. J. Shah & Co., Inc.

Our audits for the years ended December 31, 2003 and 2002 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baumann & Baumann CPAs

Wellesley, Massachusetts
January 8, 2004

V. J. SHAH & CO., INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Salaries, officers	$ 18,000	$ 22,500
Professional fees	37,855	36,128
Rent	23,386	28,231
Telephone	9,381	8,554
Travel and entertainment	17,380	11,102
Automobile	6,944	6,670
Employee benefit programs	7,678	10,320
Office supplies and costs	8,140	7,457
Dues and subscriptions	2,752	2,138
Insurance	4,741	4,105
Taxes, payroll	1,584	1,928
Taxes, other	1,252	1,732
Bank charges	-	238
Advertising	104	161
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 139,197	$ 141,264

BAUMANN & BAUMANN CPAs
873 Worcester Street
Wellesley, Massachusetts 02482
(781) 239-0190

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
V. J. Shah & Co., Inc.

In planning and performing our audits of the financial statements of V. J. Shah & Co., Inc. for the year ended December 31, 2003, we considered internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

To the Board of Directors and Shareholders of
V. J. Shah & Co., Inc.
Page 2

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baumann & Baumann PC

Wellesley, Massachusetts
January 8, 2004